

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

Via E-mail
M. Ann Courtney
President
BLVD Holdings, Inc.
3500 West Olive Avenue, 3rd Floor
Burbank, CA 91505

> **Re: BLVD Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2012**
> **File No. 333-183370**

Dear Ms. Courtney:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We note the disclosure that reads, "BLVD'S first acquisition target is Talent Feeder™, a company that is poised to become one of the leading players in the exciting model & talent industry." Please revise the prospectus to include full company information regarding Talent Feeder as required by Form S-1, including audited financial statements of Talent Feeder. On the other hand, if the acquisition is not probable, please tell us why and amend the registration statement and revise the prospectus to comply with Rule 419 under the Securities Act of 1933. In this regard, we note the disclosure that reads in part, "BLVD, a Nevada corporation, is a developmental stage company based in Burbank, California, with the principal business objective of becoming a media holding company positioned for high growth and profitability as a result of judiciously selecting, acquiring and managing a portfolio of companies with strong business models and dynamic growth potential."

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

M. Ann Courtney
BLVD Holdings, Inc.
August 22, 2012
Page 2

You may contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director


cc:     Matthew McMurdo, Esq.